Exhibit 99.1

UNCOMMITTED RECEIVABLES
PURCHASE AGREEMENT
dated as of April 10, 2026

between

CANADIAN IMPERIAL BANK OF COMMERCE

(as Purchaser)

- and -

FIRSTONSITE RESTORATION LIMITED

(as Initial Seller)

- and -

FIRSTSERVICE CORPORATION

(as Guarantor)

TABLE OF CONTENTS

15 – Notices and communications	38
15.1 Sending of Notices	38
15.2 Receipt of Notices	39

Schedule "A" Purchase Request

Schedule "B" CORPORATE INFORMATION

Schedule "C" FORM OF JOINDER TO RECEIVABLES PURCHASE AGREEMENT

Schedule "D" DESIGNATED PURCHASER’S ACCOUNT

Schedule "E" DESIGNATED SELLER’S ACCOUNT

UNCOMMITTED RECEIVABLES PURCHASE AGREEMENT

This Uncommitted Receivables Purchase Agreement (as it may be amended, modified or supplemented from time to time, this “Agreement”) is made as of April 10, 2026 among CANADIAN IMPERIAL BANK OF COMMERCE (the “Purchaser”), FIRSTONSITE RESTORATION LIMITED, a company incorporated under the laws of the Province of Nova Scotia (together with its successors and permitted assigns, the “Initial Seller”) and each Person who after the date hereof becomes a party hereto as additional seller pursuant to Section 14.7 (the Initial Seller and any additional seller being a “Seller” and all of them being collectively the “Sellers”) and FIRSTSERVICE CORPORATION, a corporation incorporated under the laws of the Province of Ontario (together with its successors and permitted assigns, the “Guarantor”).

RECITALS

A.	The parties wish to set forth the terms and conditions upon which a Seller may sell, on a fully-serviced basis, and the Purchaser may from time to time purchase Eligible Receivables (as defined below) of a Seller.

B.	This Agreement is not intended however to create any obligation for any Seller to offer to sell Eligible Receivables to the Purchaser or for the Purchaser to accept any such offer and accordingly does not constitute a committed facility on the part of the Purchaser.

Therefore, for good and valuable consideration, the sufficiency of which is hereby acknowledged, the parties agree as follows:

1 – Interpretation

1.1	Definitions

Unless the context otherwise requires, the following terms have the respective meanings set forth below (and all such terms that are defined in the singular have the corresponding meaning in the plural and vice versa):

“ABTL Laws” means any Applicable Laws relating to corruption, bribery, terrorism, money laundering, trading with the enemy, embargoes and sanction measures of any kind, including, without limitation, those imposed by Global Affairs Canada, Canada Border Services Agency, or Justice Canada and any sanctions laws as may be enacted from time to time in the future by Canada;

“Additional Seller” has the meaning specified in Schedule "C";

“Adjusted Term CORRA” means, in relation to a Discount Rate applicable to a CAD Purchased Receivable, the rate per annum equal to (i) Term CORRA Reference Rate for the applicable Discounting Period plus (ii) the Credit Adjustment Spread for such Discounting Period; provided that if Adjusted Term CORRA as so determined is less than 0%, then Adjusted Term CORRA will be deemed to be 0%;

“Adjusted Term SOFR” means, in relation to a Discount Rate applicable to a USD Purchased Receivable, the rate per annum equal to (i) Term SOFR Reference Rate for the applicable Discounting Period plus (ii) the Credit Adjustment Spread for such Discounting Period; provided that if Adjusted Term SOFR as so determined is less than 0%, then Adjusted Term SOFR will be deemed to be 0%;

“Adjustment” means any set-off, counterclaim, chargeback, rebate, credit, discount, extension of payment terms, allowance for early payment or other reduction or adjustment;

“Adverse Claim” means, with respect to any Receivable, any claim by a Person that such Person is entitled to the payment of such Receivable (or a portion thereof) in priority to the applicable Seller (or to the Purchaser after such Receivable has become a Purchased Receivable), including, for greater certainty, a claim based on a Lien or arising as a result of the occurrence of an Insolvency Event with respect to such Seller;

“Affiliates” means, with respect to any Person, each officer and director of such Person and any other Person that directly or indirectly controls, is controlled by, or is under common control with, such Person or is a member of a related group of Persons that directly or indirectly controls, or is controlled by, or is under common control with such Person, or any other Person who does not otherwise deal with such Person at “arm's length” as that term is understood in the jurisprudence dealing with the interpretation and application of the Insolvency Statutes. For purpose of this definition, “control” means the possession of either (a) the direct or in direct power to vote, or the direct or indirect beneficial ownership of, 50% or more of the equity interests having ordinary voting power for the election of directors of such Person or (b) the power to direct or cause the direction of the management and policies of such Person directly or indirectly, alone or in concert with a related group with whom such Person does not deal at arm's length;

“Applicable Laws” means, with respect to any Person, property, transaction or event, all present and future applicable laws, statutes, regulations, rules, orders, codes, treaties, judgments, awards, determinations and decrees of any legislative, governmental, regulatory, fiscal, administrative or monetary authority or of any competent court, in each case, of any applicable country or jurisdiction or supranational or international body binding on or affecting such Person;

“Applicable Margin” means, with respect to a Purchased Receivable, the rate per annum that is specified under the heading ‘Applicable Margin’ in Appendix 1 of the Purchase Request relating to the relevant Receivable and is agreed to by the Purchaser, such agreement being evidenced by the Purchaser’s acceptance of such Purchase Request;

“Buffer Period” means, with respect to any Purchased Receivable, the number of days (if any) following the Due Date of such Receivable that is specified under the heading ‘Buffer Period’ in Appendix 1 of the Purchase Request relating to the relevant Receivable and is agreed to by the Purchaser, such agreement being evidenced by the Purchaser’s acceptance of such Purchase Request;

“Business Day” means a day on which banks are open for business in Toronto, Ontario (Canada), but in each case excluding Saturday and Sunday, provided that where such term is used in the context of a Discount Rate applicable to a Receivable payable in USD, such day must also be a day on which banks are open for business in New York City and provided further that where an Offer is made after 2:00 p.m. on any Business Day such Offer will be deemed to have been made on the next Business Day for the purpose of calculating the time period specified in Section 2.1;

“CAD” and the symbol “$” means the lawful money of Canada;

“Collections” means in respect to each Eligible Receivable, without duplication (i) all collections and other proceeds in respect thereof; (ii) all amounts received pursuant to any Related Rights and all proceeds of realization or liquidation received in respect thereof; and (iii) any other amounts which, pursuant to the terms of this Agreement, are required to be remitted to the Purchaser;

“Contract” means, with respect to any Receivable, any and all contracts, understandings, instruments, agreements, leases, invoices, notes or other writings pursuant to which such Receivable arises or which evidences such Receivable or under which the Obligor becomes or is obligated to make payment in respect of such Receivable;

“Credit Adjustment Spread” means, for any Discounting Period, the annual percentage rate (which may be expressed in bps) that is specified in Appendix 1 of the relevant Purchase Request and is agreed to by the Purchaser, such agreement being evidenced by the Purchaser’s acceptance of such Purchase Request;

“Discount” means, with respect to a Purchased Receivable, an amount equal to the product of the applicable Discount Rate and the Receivable Amount of such Purchased Receivable (net of Adjustments taken into account to determine such Receivable Amount but including any Taxes included in such Receivable Amount) multiplied by a fraction the numerator of which is the number of days in the applicable Discounting Period and the denominator of which is 360 in the case of a USD Purchased Receivable or 365 in the case of a CAD Purchased Receivable;

“Discount Rate” means,

(a)	with respect to any USD Purchased Receivable, the Adjusted Term SOFR for the Discounting Period of such Receivable, plus the Applicable Margin; and

(b)	with respect to any CAD Purchased Receivable, the Adjusted Term CORRA for the Discounting Period of such Receivable, plus the Applicable Margin;

“Discounting Period” means, with respect to any Purchased Receivable, the period from the Purchase Date of such Receivable to its Settlement Date;

“Dispute” means, in relation to a Purchased Receivable, any defense or counterclaim of any kind which the Obligor of such Purchased Receivable asserts against a claim for the payment in full thereof, including, without limitation, any right of set-off alleged by such Obligor, any alleged defects or shortages in the quality or quantity of goods or services, and any alleged failure to comply with the terms of any transaction with the applicable Seller (regardless of whether the defense or counterclaim arises out of a transaction related or unrelated to the Purchased Receivable);

“Due Date” means, in respect of any Receivable, the expected due date of such Receivable, as specified in Appendix 1 under the heading ‘Receivable Due Date’ of the applicable Purchase Request, which date may be on or after any applicable invoice due date;

“Eligible Obligor” means any Obligor that:

(a)	is not an Affiliate of a Seller;

(b)	is not resident in a jurisdiction subject to embargoes or sanctions measures or a target of such measures, in each case, under ABTL Laws;

(c)	is located and organized under the laws of Canada or a province or territory thereof (other than the Province of Quebec) or a state of the United States; and

(d)	is named in a Purchase Request and is agreed on by the Purchaser (such agreement being evidenced by the Purchaser’s acceptance of the Purchase Request);

“Eligible Receivable” means a Receivable that, as of the date of the Purchase Request and the related Purchase Date:

(a)	is generated by the Seller in the ordinary course of its business from sale of goods or the provision of services to an Eligible Obligor under a duly authorized Contract that is in full force and effect and that is a legal, valid and binding obligation of the Seller and the relevant Eligible Obligor, enforceable against such Eligible Obligor in accordance with its terms;

(b)	the goods or services for which the Receivable has been created have been fully delivered or performed by the Seller and, in the case of services, the Eligible Obligor has not asserted in writing that the services were rendered not in accordance with the terms of the Contract, and the payments due with respect to such Receivable are not contingent upon the Seller’s fulfillment of any further obligation;

(c)	is evidenced by an invoice containing its value, term and the correct legal name, address and contact information of the relevant Eligible Obligor, the details of which are electronically stored in the computer system of the applicable Seller and Servicer at any time;

(d)	is denominated in CAD or USD;

(e)	is not past the Due Date applicable to such Receivable;

(f)	has not previously been the subject of a Purchase Request;

(g)	is owned by the Seller, free and clear of all liens, encumbrances and security interests of any Person;

(h)	is freely assignable without the consent of any Person, including the applicable Eligible Obligor;

(i)	no default or event of default (howsoever defined) exists under the applicable Contract between the Seller and the applicable Eligible Obligor;

(j)	is not subject to any current Dispute;

(k)	no covenant, representation or warranty contained in this Agreement pertaining to such Receivable has been breached or is not true;

(l)	the Contract pertaining to such Receivable does not contain a confidentiality provision that purports to restrict the ability of the Purchaser to exercise its rights under this Agreement, including without limitation, its right to review such Contract;

(m)	the Contracts pertaining to it are governed by the law of one of the states of the United States or one of the provinces or territories of Canada (other than the laws of Quebec); and

(n)	constitutes an “account” as defined in any PPSA and is not, unless specifically approved by the Purchaser, evidenced by instruments, a note, bill, cheque, money or chattel paper.

“Extended Due Date” means, with respect to a Purchased Receivable, the Due Date of such Receivable, plus the Buffer Period applicable to such Receivable;

“GAAP” means generally accepted accounting principles in the jurisdictions of the applicable Sellers as are in effect from time to time including, if and when applicable, the International Financial Reporting Standards;

“Insolvency Event” means, with respect to any Person, such Person shall generally not pay its debts as such debts become due, or shall admit in writing its inability to pay its debts generally, or shall make a general assignment for the benefit of creditors; or any proceeding shall be instituted by or against such Person seeking to adjudicate it a bankrupt or insolvent, or seeking liquidation, winding up, reorganization, arrangement, adjustment, protection, relief, plan of compromise or arrangement, or composition of it or its debts or making a proposal under any law relating to bankruptcy, insolvency or reorganization or relief of debtors, or seeking the entry of an order for relief or the appointment of a receiver, trustee, liquidator, monitor, custodian or other similar official for it or for any substantial part of its property and, in the case of any such proceeding instituted against it (but not instituted by it), either such proceeding shall remain undismissed or unstayed for a period of thirty (30) days, or any of the actions sought in such proceeding (including, without limitation, the entry of an order for relief against, or the appointment of a receiver, trustee, liquidator, monitor, custodian or other similar official for, it or for any substantial part of its property) shall occur; or such Person shall take any action to authorize any of the actions set forth above in this definition;

“Insolvency Statutes” means the Bankruptcy and Insolvency Act (Canada), the Companies Creditors Arrangement Act (Canada), the Winding-Up and Restructuring Act (Canada), Assignments and Preferences Act (Nova Scotia) and the Statute of Elizabeth, any statute relating to fraudulent conveyances or preferences of creditors as enacted or received in the Province of Ontario, the Province of Nova Scotia, or comparable legislation of any other relevant jurisdiction as the same may be amended, restated or replaced from time to time;

“Lien” means any security interest, hypothec, mortgage, lien, right of preference, pledge, assignment (absolute or by way of security) or any other agreement or encumbrance of any nature that transfers property or secures the performance of an obligation;

“Material Adverse Effect” means a material adverse effect on (i) the business, operations, property or financial condition of any Seller or the Guarantor, (ii) the ability of any Seller or the Guarantor to perform their obligations under the Purchase Documents, (iii) the rights, remedies or benefits of the Purchaser under any of the Purchase Documents, or (iv) the validity, enforceability, value or collectability of the Purchased Receivables;

“Obligor” means a Person who is a debtor of a Receivable;

“Offer” has the meaning specified in Section 2.1;

“Note Agreements” means, collectively (i) the master note agreement dated as of September 29, 2022 among FirstService Corporation, NYL INVESTORS LLC and each of the purchasers party thereto from time to time, as amended, supplemented, amended and restated or restated from time to time, and (ii) the note purchase and private shelf agreement dated as of September 29, 2022 among FirstService Corporation, PGIM, Inc. and each of the purchasers party thereto from time to time, as amended, supplemented, amended and restated or restated from time to time;

“Person” means any individual, corporation, government, state agency, unincorporated company or other organization, association, trust, partnership, joint venture or any other entity;

“PPSAs” means the Personal Property Security Act (Nova Scotia), the Personal Property Security Act (Ontario) and such other personal property security legislation in other provinces or territories as may be applicable, as each such statute or legislation maybe amended or replaced from time to time, and “PPSA” means any one of them as the context requires;

“Purchase Date” means, with respect to any Purchased Receivable, the date on which the Purchase Price thereof is paid, as specified in Section 2.5;

“Purchase Documents” means this Agreement, any Joinder contemplated by Section 14.7, any Purchase Request and any other document or agreement entered into by or with a Seller or the Guarantor pursuant to, or in connection with, this Agreement, in each case, as amended, supplemented or restated from time to time;

“Purchase Price” means, with respect to any Purchased Receivable, the Receivable Amount thereof (net of Adjustments taken into account to determine such Receivable Amount but including any Taxes), minus the applicable Discount;

“Purchase Request” means a request referred to in Section 2.3, substantially in the form of Schedule “A”;

“Purchased Receivable” means a Receivable which is purchased by the Purchaser from a Seller as specified in Section 2.5;

“Receivable” means an account receivable owing to a Seller;

“Receivable Amount” means the amount shown on the original invoice of the applicable Receivable as the total amount payable by the applicable Account Debtor, as specified in Appendix 1 of the Purchase Request applicable to such Receivable, subject to verification by the Purchaser in its reasonable discretion.

“Related Rights” means, with respect to a Purchased Receivable:

(a)	the Contracts under which such Purchased Receivable arises and all invoices, credit memos, shipping documents or other documents (including in a computerized form) which evidence such Purchased Receivable (including any adjustments thereto) or other rights listed in this definition;

(b)	any Lien securing or purporting to secure payment of such Purchased Receivable and any interest thereon payable by the Obligor thereof;

(c)	contractual rights securing payment of such Purchased Receivable, including rights under guarantees, indemnities and insurance; and

(d)	all proceeds of such Purchased Receivable;

“Servicer” has the meaning specified in Section 5.1;

“Settlement Date” means, with respect to any Purchased Receivable, the day specified in Appendix 1 of the Purchase Request applicable to such Receivable provided that such day falls within the last five (5) Business Days of a calendar month, or such other Business Day as the Purchaser may agree;

“SOFR” means the secured overnight financing rate administered by the Federal Reserve Bank of New York (or any successor administrator of such rate);

“Syndicated Credit Agreement” means that certain third amended and restated credit agreement dated as of February 26, 2025 among, inter alios, the Guarantor, as a borrower, and The Toronto-Dominion Bank, as agent for and on behalf of the lenders party thereto, as amended, supplemented, amended and restated or restated from time to time.

“Taxes” means any present or future tax, levy, impost, sales tax, goods and services taxes, value-added tax, duty, fee, withholding or other charge of a similar nature and wherever levied, charged or assessed (including without limitation any penalty or interest payable in connection with any failure or delay in paying or remitting any of the same);

“Term CORRA” means, in respect of any Discounting Period of a CAD Purchased Receivable:

(a)	the Term CORRA Reference Rate for a tenor comparable to the applicable Discounting Period on the day (such day, the “Periodic Term CORRA Determination Day”) that is three (3) Business Days prior to the first day of such Discounting Period, as such rate is published by the Term CORRA Administrator, or

(b)	if as of 1:00 p.m. (Toronto time) on any Periodic Term CORRA Determination Day the Term CORRA Reference Rate for the applicable tenor has not been published by the Term CORRA Administrator, then Term CORRA will be the Term CORRA Reference Rate for such tenor as published by the Term CORRA Administrator on the first preceding Business Day for which such Term CORRA Reference Rate for such tenor was published by the Term CORRA Administrator so long as such first preceding Business Day is not more than three (3) Business Days prior to such Periodic Term CORRA Determination Day, or

(c)	if no Term CORRA Reference Rate is available in respect of a particular Discounting Period, the rate per annum mutually determined by the Seller and the Purchaser as being equal to the Term CORRA Reference Rate nearest to such applicable Discounting Period.

“Term CORRA Administrator” means Candeal Benchmark Administration Services Inc., TSX Inc., or any successor administrator;

“Term CORRA Reference Rate” means the forward-looking term rate based on CORRA;

“Term SOFR Reference Rate” means, in respect of any Discounting Period of a USD Purchased Receivable:

(a)	the forward looking term SOFR reference rate based on SOFR for a comparable period on the first or second Business Day (as selected by the Purchaser) prior to such Discounting Period as published by CME Group Benchmark Administration Ltd. (“CME Term SOFR Reference Rate”) or a reputable redistributor of such CME Term SOFR Reference Rate (or as published on the Business Day preceding such first or second Business Day if such rate is not published on that Business Day), or

(b)	if no CME Term SOFR Reference Rate is available in respect of a particular Discounting Period, the rate per annum mutually determined by the Seller and the Purchaser as being equal to the Term SOFR Reference Rate nearest to such applicable Discounting Period.

“USD” and the symbol “US $” means the lawful money of the United States of America.

1.2	Accounting Terms and Calculations

Unless otherwise provided, (i) terms and expressions of an accounting or financial nature have the respective meanings given to such terms and expressions under GAAP and (ii) calculations must be made in accordance with GAAP insofar as applicable.

1.3	Currency Conversions and Limits

(a)	Where any amount expressed in any currency has to be converted or expressed in another currency, or where its equivalent in another currency has to be determined (or vice versa), the calculation is made at the exchange rate announced or quoted by the Purchaser in accordance with its normal practices at or around noon on the relevant date for the relevant currency against the other currency (or vice versa);

(b)	Whenever a limit or a threshold is expressed in USD, such limit or threshold must be construed as also referring to the equivalent amount thereof in any other applicable currency at the relevant time.

1.4	Time

Except otherwise indicated, any reference to time means local time in Toronto, Ontario.

1.5	Inconsistency

In the event of inconsistency between this Agreement and any other Purchase Document, the provisions of this Agreement must be accorded precedence.

1.6	Previous Agreements

This Agreement supersedes and replaces any previous agreement (including any term sheet) in connection with the matters which are the subject of this Agreement.

1.7	Schedules

The Purchaser and the Seller may amend Schedules “A” and “C” hereto provided that no such amendment will apply to Purchased Receivables which are outstanding at the time of such notice.

1.8	Headings and Table of Contents

The headings and the Table of Contents are inserted for convenience of reference only and do not affect the construction or interpretation of this Agreement.

1.9	Governing Law

This Agreement is governed by and must be construed in accordance with the laws of the Province of Ontario and the laws of Canada applicable therein.

1.10	Consent to Jurisdiction

Any legal proceeding arising in respect of any Purchase Document may be instituted before the courts of the Province of Ontario and the parties submit to the non-exclusive jurisdiction of such courts. Each party waives any claim that any such proceeding instituted before such courts has been brought in an inconvenient forum.

1.11	No assumption of Liabilities

This Agreement and any sale contemplated herein will not constitute and are not intended to result in an assumption by the Purchaser of any obligation of any Seller in connection with any Purchased Receivable or any agreement relating thereto including any Contract under which any Purchased Receivable arises.

1.12	True Sale and Accounting Treatment

(a)	The Sellers and the Purchaser acknowledge that any sale of a Purchased Receivable by a Seller to the Purchaser pursuant to this Agreement will constitute an outright sale and an absolute transfer of ownership of such Purchased Receivable by the applicable Seller to the Purchaser and will not constitute a loan secured by Receivables.

(b)	Each of the Sellers acknowledges that it has the ability and resources to evaluate the transactions contemplated herein and their effects, and (i) confirms to the Purchaser that it has reviewed and evaluated the legal, tax and accounting treatments of such transactions with its professional advisers, and (ii) acknowledges that the Purchaser has made no representation as to the legal, tax and accounting treatment of such transactions.

1.13	Language

All notices and reports to be provided hereunder by a Seller (including information in any Purchase Request) will be in the English language, regardless, without limitation, of the language used in documents issued to or emanating from any Obligor, recognizing however that all Contracts and invoices must be in the English language, except as required by law.

2 – Purchase of Receivables

2.1	Offer to Sell

After the fulfillment to the satisfaction of the Purchaser of the conditions precedent set forth in Section 2.2, a Seller may from time to time offer to sell Receivables to the Purchaser (an “Offer”). Each Offer must comply with the conditions set out in Section 2.3.

2.2	Conditions Precedent to the Initial Offer

The Initial Seller may not make any Offer hereunder until the following conditions have been satisfied:

(a)	receipt by the Purchaser in form and substance satisfactory to the Purchaser of an executed copy of this Agreement;

(b)	receipt by the Purchaser in form and substance satisfactory to the Purchaser of a certificate as to the legal existence of the Initial Seller and of the Guarantor and their good standing under the laws of the jurisdiction of their incorporation, organization or formation;

(c)	receipt by the Purchaser in form and substance satisfactory to the Purchaser of a certified copy of the memorandum of association, articles of association and articles of incorporation (or equivalent documents), as applicable, of the Initial Seller and the Guarantor and of the corporate documents authorizing their execution of the Purchase Documents to which it is a party and appointing the individuals empowered to exercise their rights and perform their obligations under the Purchase Documents to which it is a party;

(d)	receipt by the Purchaser in form and substance satisfactory to the Purchaser of a certificate of incumbency with respect to the individuals representing the Initial Seller and the Guarantor;

(e)	receipt by the Purchaser in form and substance satisfactory to the Purchaser of evidence that a filing or registration has been made under the relevant PPSAs in respect of the perfection of the assignments contemplated hereunder, accompanied by satisfactory search reports;

(f)	receipt by the Purchaser in form and substance satisfactory to the Purchaser of legal opinions by counsel to the Initial Seller and the Guarantor on corporate, enforceability, perfection and true sale matters;

(g)	the Purchaser shall have completed (and shall be satisfied with the results of) its due diligence review of the Initial Seller and the Guarantor (including legal, financial, business and other matters);

(h)	a certified inquiry response report under the PPSAs showing that no financing statements have been filed against the Initial Seller in respect of any Receivables, Related Rights or Collections, or to the extent of any such prior registrations, delivery to the Purchaser of releases or estoppel certificates in favour of the Purchaser from each such prior registrant;

(i)	receipt by the Purchaser in form and substance satisfactory to the Purchaser of the information and documentation reasonably required by the Purchaser to comply with its “know your client” obligations and other compliance checks with respect to the Initial Seller and the Guarantor, including as required under ABTL Laws;

(j)	receipt by the Purchaser of payment of a one-time structuring fee in an amount of [redacted] in immediately available funds;

(k)	payment of all reasonable costs and expenses (including reasonable legal or other professional fees) incurred by the Purchaser in connection with the preparation, negotiation, closing and administration of the Purchase Documents; and

(l)	such other conditions that the Purchaser may reasonably request.

2.3	Conditions Applicable to each Offer

(a)	Each Offer will be made through a purchase request in the form of Schedule "A" or such other form as the Purchaser may agree (a “Purchase Request”) to be submitted to the Purchaser in accordance with Article 14 and the following conditions must be fulfilled by the applicable Seller in respect of each Offer:

(i)	the Offer must include a list of the Receivables proposed to be sold and, for each such Receivable, the information specified in the Purchase Request (including, for greater certainty, any appendices attached thereto) will be completed as well as any other information as the Purchaser may reasonably request (such as the documents listed in clause (a) of the definition of “Related Rights” and copies of the contracts under which such Receivables arise);

(ii)	the Offer must specify the proposed date for the purchase of the Receivables, which date must fall at least two Business Days (or such shorter period as the Purchaser may agree in writing) after the date of the Offer.

(b)	Each Offer will constitute a representation and warranty by the applicable Seller that all Receivables included in the Offer are as at the date of the Offer (and will be on their Purchase Date) Eligible Receivables, that the applicable Seller is in compliance with all of its covenants and other obligations under the Purchase Documents and that the representations and warranties of such Seller under Article 6 are true and accurate as at the date of the Offer.

(c)	Whenever a Purchase Request is submitted by a Seller pursuant to Section 2.3(a), the applicable Seller will be deemed to have represented to the Purchaser that the Person sending such Purchase Request is a duly authorized representative of such Seller and has been duly authorized by all necessary corporate action of such Seller to bind it.

(d)	An email to the Purchaser from a Seller may constitute a Purchase Request if the text of such email states that it is intended to constitute a Purchase Request and such email includes, in all material respects, the information and documents listed in the form of Purchase Request (including, for greater certainty, any appendices attached thereto) attached hereto as Schedule "A". Any such email will have the same effect as a duly executed Purchase Request submitted by a Seller to the Purchaser pursuant to Section 2.3(a).

2.4	Acceptance

(a)	Any Offer will be open for acceptance until 12:00 p.m. on the Business Day proposed for the purchase. The Purchaser will advise the applicable Seller before the expiry of that time-limit which of the Receivables listed in the Offer, if any, are accepted for purchase. The Purchaser will notify its acceptance to the applicable Seller through an electronic communication identifying the Receivables accepted for purchase.

(b)	The Purchaser will promptly advise the applicable Seller, with respect to any Receivable which is so accepted for purchase, of the calculation of the Discount applicable to such Receivable.

(c)	No Offer may be withdrawn after being accepted. Any Offer for which an acceptance has not been communicated to the applicable Seller during the above period is deemed to have been declined, unless the Purchaser pays the Purchase Price for the relevant Receivables, in which case the Offer will be deemed to have been accepted.

(d)	The Purchaser will have free and unfettered discretion to accept or reject any Offer with respect to any or all of the Receivables included in the Offer, regardless of whether the conditions for a purchase have been satisfied.

2.5	Payment of Purchase Price; Purchase Price Adjustment

(a)	If an Offer is accepted, and provided that no Insolvency Event has occurred and is continuing with respect to the relevant Seller or the relevant Obligor on the date proposed for the purchase of a Receivable, the Purchaser will pay to the applicable Seller the Purchase Price for any Receivable in respect of which the Offer has been accepted (each being then a “Purchased Receivable”).

(b)	If the Collections actually received by a Seller or the Purchaser from a Purchased Receivable exceed the Receivable Amount of such Purchased Receivable (such excess, the “Excess Amount”), then the applicable Seller will be entitled to retain the Excess Amount (or will be entitled to a remittance of such Excess Amont from the Purchaser if the Collections have been paid to the Purchaser, such remittance payable by the Purchaser to the applicable Seller on the next Settlement Date) as an adjustment of the Purchase Price in respect of the applicable Purchased Receivable. All amounts collected in respect of a Purchased Receivable shall be applied first, to the Receivable Amount of such Purchased Receivable until the Purchaser has received payment in full of such Receivable Amount, and second, to the Excess Amount. No amount shall constitute an Excess Amount unless and until the Purchaser has received payment in full of the Receivable Amount of the applicable Purchased Receivable.

2.6	Sale and Assignment

(a)	On the Purchase Date, upon payment to the applicable Seller of the applicable Purchase Price, the Purchased Receivable and any Related Rights will be automatically sold and assigned to the Purchaser without the need for any further action or assignment. However, if requested by either the applicable Seller or the Purchaser, the parties will execute and deliver any document which is reasonably requested by the party making the request to further evidence such sale and assignment and the entitlement of the Purchaser to such Purchased Receivable and Related Rights.

(b)	Each sale and assignment of a Purchased Receivable is made without recourse to the Sellers except as otherwise provided in this Agreement.

2.7	Waiver of Conditions

The conditions provided for in Sections 2.2 and 2.3 are for the sole benefit of the Purchaser. The Purchaser may waive any such condition, in whole or in part, without prejudice to any other or future rights that they might have against any Seller and any other Person, including its right to require the fulfillment of all such conditions in respect of any subsequent Offer.

3 – Discount and Interest

3.1	Discount

The Discount in respect of a Purchased Receivable will be applied through the calculation and payment of the related Purchase Price.

3.2	Interest on Arrears

(a)	Any amount payable or to be remitted hereunder by any Seller to the Purchaser which is not paid or remitted to the Purchaser when due will bear interest at the US prime rate in effect from time to time for an amount in USD and at the CAD prime rate in effect from time to time in the case of an amount in CAD, plus in each case 2%.

(b)	The USD prime rate is the annual rate of interest established by the Purchaser and publicly announced as being its US Dollar prime rate. The CAD prime rate is the annual rate of interest established by the Purchaser and publicly announced as being its Canadian prime rate.

(c)	Any interest payable under this Section 3.2 will be calculated daily, compounded monthly and will be payable on demand.

3.3	Calculation of Discount Rates

(a)	Discount Rates are annual rates calculated on the basis of a 365-day year where based on Adjusted Term CORRA and calculated on the basis of a 360-day year where based on Adjusted Term SOFR.

(b)	For the purposes of the Interest Act (Canada) only, the annual rate equivalent to a rate calculated on the basis of a 360-day or 365-day year is equal to the rate so calculated multiplied by the actual number of days included in the given year and divided by 360 or 365 days (respectively).

(c)	Each Seller acknowledges that it fully understands how, and is able, to calculate the effective annual rate of the Discount Rates.

3.4	Benchmark Replacement Setting

(a)	Benchmark Replacement. Notwithstanding anything to the contrary herein or in any other Purchase Document, if a Benchmark Transition Event and its related Benchmark Replacement Date have occurred prior to any setting of the then-current Benchmark, then the Benchmark Replacement will replace such Benchmark for all purposes hereunder in respect of such Benchmark setting and subsequent Benchmark settings without any amendment to this Agreement or any further action or consent of the Sellers.

(b)	Benchmark Replacement Conforming Changes. In connection with the use, administration, adoption or implementation of a Benchmark Replacement, the Purchaser may, in consultation with the Sellers, make Conforming Changes from time to time and, notwithstanding anything to the contrary herein or in any other Purchase Document, any amendments implementing such Conforming Changes will become effective without any further action or consent of any other party to this Agreement or any other Purchase Document.

(c)	Notices; Standards for Decisions and Determinations. The Purchaser will promptly notify the Sellers of (A) the implementation of any Benchmark Replacement, and (B) the effectiveness of any Conforming Changes in connection with the use, administration, adoption or implementation of a Benchmark Replacement. The Purchaser will notify the Sellers of (x) the removal or reinstatement of any tenor of a Benchmark and (y) the commencement of any Benchmark Unavailability Period. Any determination, decision or election that may be made by the Purchaser pursuant to this Section 3.4(c), including any determination with respect to a tenor, rate or adjustment or of the occurrence or non-occurrence of an event, circumstance or date and any decision to take or refrain from taking any action or any selection, will be conclusive and binding absent manifest error and may be made in its sole discretion and without consent from any other party to this Agreement or any other Purchase Document except, in each case, as expressly required pursuant to this Section 3.4(c).

(d)	Unavailability of Tenor of Benchmark. Notwithstanding anything to the contrary herein or in any other Purchase Document, at any time (including in connection with the implementation of a Benchmark Replacement), (A) if the then-current Benchmark is a term rate and either (i) any tenor for such Benchmark is not displayed on a screen or other information service that publishes such rate from time to time as selected by the Purchaser in its reasonable discretion or (ii) the regulatory supervisor for the administrator of such Benchmark has provided a public statement or publication of information announcing that any tenor for such Benchmark is not or will not be representative, then the Purchaser may modify the definition of “Discounting Period” (or any similar or analogous definition) for any Benchmark settings at or after such time to remove such unavailable or non-representative tenor; and (B) if a tenor that was removed pursuant to clause (A) above either (i) is subsequently displayed on a screen or information service for a Benchmark (including a Benchmark Replacement) or (ii) is not, or is no longer, subject to an announcement that it is not or will not be representative for a Benchmark (including a Benchmark Replacement), then the Purchaser may modify the definition of “Discounting Period” (or any similar or analogous definition) for all Benchmark settings at or after such time to reinstate such previously removed tenor.

(e)	Benchmark Unavailability Period. During a Benchmark Unavailability Period or at any time that a tenor for the then-current Benchmark is not an Available Tenor, the Discount Rate and any interest calculated by reference to the Benchmark shall be calculated by reference to the applicable Benchmark Replacement.

(f)	Certain Defined Terms. As used in this Section 3.4:

(i)	“Available Tenor” means, as of any date of determination and with respect to the then-current Benchmark, as applicable, (x) if such Benchmark is a term rate or is based on a term rate, any tenor for such Benchmark (or component thereof) that is or may be used for determining the length of a Discounting Period pursuant to this Agreement or (y) otherwise, any payment period for interest calculated with reference to such Benchmark (or component thereof) that is or may be used for determining any frequency of making payments of interest calculated with reference to such Benchmark pursuant to this Agreement, in each case, as of such date and not including, for the avoidance of doubt, any tenor of such Benchmark that is then-removed from use under this Agreement pursuant to this Section.

(ii)	“Benchmark” means, initially, (a) with respect to amounts denominated in USD, the Term SOFR Reference Rate and (b) with respect to amounts denominated in CAD, the Term CORRA Reference Rate; provided that if a Benchmark Transition Event has occurred with respect to the Term SOFR Reference Rate or the Term CORRA Reference Rate, as applicable, or the then-current Benchmark, then “Benchmark” means the applicable Benchmark Replacement to the extent that such Benchmark Replacement has replaced such prior benchmark rate pursuant to this Section.

(iii)	“Benchmark Replacement” means, with respect to any Benchmark Transition Event, the sum of (A) the alternate benchmark rate that has been selected by the Purchaser and the Sellers, giving due consideration to (x) any selection or recommendation of a replacement benchmark rate or the mechanism for determining such a rate by the Relevant Governmental Body or (y) any evolving or then-prevailing market convention for determining a benchmark rate as a replacement to the then-current Benchmark for U.S. dollar-denominated or Canadian dollar-denominated, as applicable, non-recourse or partial recourse receivables purchase facilities at such time and (B) the related Benchmark Replacement Adjustment; provided that if the Benchmark Replacement as determined above would be less than the Floor, the Benchmark Replacement will be deemed to be the Floor for the purposes of this Agreement; and provided further, that any Benchmark Replacement shall be administratively feasible as determined by the Purchaser in its sole discretion.

(iv)	“Benchmark Replacement Adjustment” means, with respect to any replacement of the then-current Benchmark with an Unadjusted Benchmark Replacement, the spread adjustment, or method for calculating or determining such spread adjustment, (which may be a positive or negative value or zero) that has been selected by the Purchaser and the Sellers, giving due consideration to (A) any selection or recommendation of a spread adjustment, or method for calculating or determining such spread adjustment, for the replacement of such Benchmark with the applicable Unadjusted Benchmark Replacement by the Relevant Governmental Body or (B) any evolving or then-prevailing market convention for determining a spread adjustment, or method for calculating or determining such spread adjustment, for the replacement of such Benchmark with the applicable Unadjusted Benchmark Replacement for U.S. dollar-denominated or Canadian dollar-denominated, as applicable, non-recourse or partial recourse receivables purchase facilities at such time.

(v)	“Benchmark Replacement Date” means a date and time determined by the Purchaser, which date shall be no later than the earliest to occur of the following events with respect to the then-current Benchmark:

(A)	in the case of clause (A) or (B) of the definition of “Benchmark Transition Event,” the later of (i) the date of the public statement or publication of information referenced therein and (ii) the date on which the administrator of such Benchmark (or the published component used in the calculation thereof) permanently or indefinitely ceases to provide all Available Tenors of such Benchmark (or such component thereof); or

(B)	in the case of clause (C) of the definition of “Benchmark Transition Event,” the date determined by the Purchaser, which date shall promptly follow the date of the public statement or publication of information referenced therein.

For the avoidance of doubt, the “Benchmark Replacement Date” will be deemed to have occurred in the case of clause (A) or (B) with respect to any Benchmark upon the occurrence of the applicable event or events set forth therein with respect to all then-current Available Tenors of such Benchmark (or the published component used in the calculation thereof).

(vi)	“Benchmark Transition Event” means, the occurrence of one or more of the following events, with respect to the then-current Benchmark:

(A)	a public statement or publication of information by or on behalf of the administrator of such Benchmark (or the published component used in the calculation thereof) announcing that such administrator has ceased or will cease to provide all Available Tenors of such Benchmark (or such component thereof), permanently or indefinitely, provided that, at the time of such statement or publication, there is no successor administrator that will continue to provide any Available Tenor of such Benchmark (or such component thereof);

(B)	a public statement or publication of information by a Relevant Governmental Body having jurisdiction over the Purchaser, the regulatory supervisor for the administrator of such Benchmark (or the published component used in the calculation thereof), the Federal Reserve Board, the Federal Reserve Bank of New York, the Bank of Canada, an insolvency official with jurisdiction over the administrator for such Benchmark (or such component), a resolution authority with jurisdiction over the administrator for such Benchmark (or such component) or a court or an entity with similar insolvency or resolution authority over the administrator for such Benchmark (or such component), which states that the administrator of such Benchmark (or such component) has ceased or will cease to provide all Available Tenors of such Benchmark (or such component thereof) permanently or indefinitely, provided that, at the time of such statement or publication, there is no successor administrator that will continue to provide any Available Tenor of such Benchmark (or such component thereof); or

(C)	a public statement or publication of information by the regulatory supervisor for the administrator of such Benchmark (or the published component used in the calculation thereof) or a Relevant Governmental Body having jurisdiction over the Purchaser announcing that all Available Tenors of such Benchmark (or such component thereof) are not, or as of a specified future date will not be, representative.

For the avoidance of doubt, a “Benchmark Transition Event” will be deemed to have occurred with respect to any Benchmark if a public statement or publication of information set forth above has occurred with respect to each then-current Available Tenor of such Benchmark (or the published component used in the calculation thereof).

(vii)	“Benchmark Unavailability Period” means the period (if any) (x) beginning at the time that a Benchmark Replacement Date has occurred if, at such time, no Benchmark Replacement has replaced the then-current Benchmark for all purposes hereunder and under this Agreement in accordance with this Section 3.4 titled “Benchmark Replacement Setting” and (y) ending at the time that a Benchmark Replacement has replaced the then-current Benchmark for all purposes hereunder and under this Agreement in accordance with this Section 3.4 titled “Benchmark Replacement Setting.”

(viii)	“Conforming Changes” means, with respect to the Term SOFR Reference Rate, the Term CORRA Reference Rate or any Benchmark Replacement in relation thereto, any technical, administrative or operational changes (including changes to the definition of “Business Day,” the definition of “Discounting Period,” timing and frequency of determining rates and making payments or remittances calculated by reference to the Benchmark (including Discount Rates), timing of reports or notices under this Agreement, the applicability and length of lookback periods, rounding, day-count and compounding conventions, and other technical, administrative or operational matters) that the Purchaser decides may be appropriate to reflect the adoption and implementation of the Term SOFR Reference Rate, the Term CORRA Reference Rate or such Benchmark Replacement and to permit the administration thereof by the Purchaser in a manner substantially consistent with market practice (or, if the Purchaser decides that adoption of any portion of such market practice is not administratively feasible or if the Purchaser determines that no market practice for the administration of the Term SOFR Reference Rate, the Term CORRA Reference Rate or the Benchmark Replacement exists, in such other manner of administration as the Purchaser decides is reasonably necessary in connection with the administration of this Agreement and the other Purchase Documents).

(ix)	“Floor” means the benchmark rate floor, if any, provided in this Agreement initially (as of the execution of this Agreement, the modification, amendment or renewal of this Agreement or otherwise) with respect to the Term SOFR Reference Rate or the Term CORRA Reference Rate, as applicable, or, if no floor is specified, zero.

(x)	“Relevant Governmental Body” means, with respect to the Term SOFR Reference Rate, the Board of Governors of the Federal Reserve System or the Federal Reserve Bank of New York, or a committee officially endorsed or convened by the Board of Governors of the Federal Reserve System or the Federal Reserve Bank of New York, or any successor thereto or, with respect to the Term CORRA Reference Rate, the Bank of Canada, or a committee officially endorsed or convened by the Bank of Canada, or any successor thereto.

(xi)	“Unadjusted Benchmark Replacement” means the applicable Benchmark Replacement excluding the related Benchmark Replacement Adjustment.

4 – Time, Manner and Currency of Payments

4.1	Time of Payments

Any payment that is due on a day that is not a Business Day may be made on the next Business Day, but interest will continue to accrue until the payment is received in full. All payments must be made in funds which are immediately available on the date on which payment is due.

4.2	Designated Purchaser’s Accounts

Remittances or other payments by a Seller to the Purchaser pursuant to this Agreement must be made by a transfer to the CAD account or the USD account (as applicable) set out in Schedule “D” of this Agreement, or to such other CAD or USD replacement account that may be notified by the Purchaser to the Sellers in a notice signed by the Purchaser and containing the details of the replacement account.

4.3	Designated Seller’s Accounts

Remittances or other payments by the Purchaser to the applicable Seller pursuant to this Agreement must be made by a transfer to the CAD account or the USD account (as applicable) set out in Schedule “E”, or to such other CAD or USD replacement account that may be notified by such Seller to the Purchaser in a notice signed by said Seller and containing the details of the replacement.

4.4	Currency

All amounts payable under this Agreement in respect of any Receivable by a Seller or the Purchaser (including any Purchase Price) must be paid in the currency of such Receivable. Any other amount payable hereunder by a party to the other must be paid in CAD, unless otherwise agreed or specified herein.

4.5	Judgment Currency

If a judgment is to be rendered against either party for an amount owed hereunder and if the judgment is rendered in a currency (“other currency”) other than that in which this amount is owed under this Agreement (“currency of the Agreement”), the judgment debtor must pay, if applicable, at the date of payment of the judgment, an additional amount equal to the excess (i) of the amount owed under this Agreement, expressed into the other currency as at the date of payment of the judgment, over (ii) the amount of the judgment. For the purposes of obtaining the judgment and making the calculation referred to in (i), the exchange rate will be the average spot rate, on the relevant date, announced by the Bank of Canada for the other currency. Any additional amount owed under this Section 4.5 will constitute a cause of action distinct from the cause of action which gave rise to the judgment, and said judgment will not constitute res judicata in that respect.

5 – Servicing and Collection

5.1	Appointment of Servicers

Each Seller is hereby appointed as, and hereby agrees to perform the duties and obligations of a servicer (a "Servicer") to administer for the benefit of the Purchaser the Purchased Receivables and the Related Rights sold by it and to require that all payments due in respect thereof be made in accordance with this Article. In such capacity, the applicable Seller will, without limiting its other obligations hereunder:

(a)	administer the Purchased Receivables and the Related Rights sold by it in accordance with such Seller’s customary and usual procedures for administering receivables, including taking enforcement measures necessary or useful to collect any Purchased Receivable;

(b)	require the Obligors of any Purchased Receivable to make payment thereof to an account of such Seller no later than on its Due Date and hold in trust for the account of the Purchaser any payment received by such Seller on account of any Purchased Receivable and promptly remit such payment to the Purchaser as provided in Section 5.4;

(c)	keep and maintain all accounting records and other information reasonably necessary and advisable for the collection of each Purchased Receivable and the exercise of any Related Right; and

(d)	promptly after becoming aware thereof, notify the Purchaser in the event that all or any part of any Purchased Receivable is not paid in full on the related Settlement Date thereof and the Purchaser and the applicable Seller (in its capacity as Servicer) shall consult together with regard to such non-payment and on the course of action to be adopted in light thereof and shall cooperate together, on a commercially reasonable basis, in taking any action agreed upon and the applicable Seller (in its capacity as Servicer) shall provide to the Purchaser regular updates (as requested by the Purchaser and in form and substance satisfactory to the Purchaser) of any enforcement measures taken by the applicable Seller (in its capacity as Servicer) to collect any such Purchased Receivable. If the Purchaser and applicable Seller (in its capacity as Servicer) cannot reach an agreement as to the course of action to be taken, then the Purchaser shall be entitled to enforce its rights against the relevant Obligor as the Purchaser deems appropriate as the owner and holder of such Purchased Receivable, and the Sellers shall provide, at its sole expense, all assistance requested by the Purchaser in order to collect such outstanding amounts.

5.2	Scope of Appointment

The duties and obligations of each Seller set forth in Sections 5.1(b) and 5.1(c) will subsist with respect to outstanding Purchased Receivables notwithstanding the termination of its appointment as Servicer pursuant to Section 5.5.

5.3	No Remuneration

Purchased Receivables and Related Rights are sold on a fully-serviced basis and no Seller will be entitled to any remuneration in connection with the performance of its duties and obligations as Servicer pursuant to this Article 5.

5.4	Collections and Remittances

(a)	Subject to 2.5(b), all Collections and other funds collected by a Seller from a Purchased Receivable must be remitted to the Purchaser on the then immediately following Settlement Date applicable to such Receivable if the collection occurs on or before the Extended Due Date thereof and on the Business Day following the collection if same occurs thereafter (and must be held in trust for the Purchaser until such remittance).

(b)	Subject to 2.5(b), after termination of a Seller’s appointment as a Servicer pursuant to Section 5.5 or 5.6, all Collections and other funds collected by any Seller from a Purchased Receivable must be remitted to the Purchaser promptly and, in any event, within two (2) Business Days of receipt thereof.

(c)	For the avoidance of doubt, Collections and other funds received by a Seller are not considered received by the Purchaser until their actual remittance to the Purchaser in the manner provided in Sections 5.4(a) and 5.4(b).

5.5	Revocation of the Appointment of the Servicers

The Purchaser may terminate the appointment of each Seller as Servicer in any of the following cases:

(a)	if any Seller fails to make payment or remit to the Purchaser when due of any amount to be paid or remitted by the Seller to the Purchaser and such failure continues for a period of two (2) Business Days;

(b)	if any of the representations and warranties made by a Seller in any Purchase Document is not true or accurate in any material respects at the time made or repeated;

(c)	if a Seller fails to perform in any material respect its duties as Servicer or other obligations hereunder and such failure continues for a period of five (5) Business Days;

(d)	if any Seller ceases to be an Affiliate of the Guarantor; or

(e)	a Material Adverse Effect occurs with respect to the Seller,

by providing a written notice to the relevant Seller setting out the grounds for the termination of such Seller as Servicer (a “Servicer Termination Notice”).

5.6	Automatic Termination

Upon the occurrence of an Insolvency Event with respect to any Seller, the appointment of such Seller as a Servicer will automatically terminate, without the need for any action or notice.

5.7	[Intentionally Deleted]

5.8	Rights of the Purchaser after Termination

(a)	Upon termination of the appointment of any Seller as Servicer (and provided in each case that such Seller has not provided the Purchaser with notice that it has elected to repurchase the Purchased Receivables pursuant to Section 10.2), the Purchaser will be entitled (i) to notify any Obligor of the assignment to the Purchaser of the Purchased Receivables owing by such Obligor and purchased from such Seller, (ii) to instruct such Obligor to make payment as directed by the Purchaser, and (iii) to exercise all of its rights against such Obligor.

(b)	Each Seller grants to the Purchaser an irrevocable power of attorney (coupled with an interest) authorizing the Purchaser after termination of the appointment of such Seller as Servicer (i) to endorse in the name of such Seller any cheque or instrument issued in payment of a Purchased Receivable, and (ii) to take any action reasonably necessary to collect any such Purchased Receivable.

6 – Representations and Warranties

Each Seller and the Guarantor represents and warrants to the Purchaser, on its own behalf and not jointly and severally, on the date hereof, on the date of each Purchase Request and on each Purchase Date (unless otherwise specifically indicated in the representation and warranty) that the representations and warranties set forth below are true and correct:

6.1	Corporate Existence and Capacity

Each Seller and the Guarantor:

(a)	(i) is a corporation or incorporated company duly incorporated or amalgamated, as the case may be, or (ii) is a partnership duly organized, as applicable, and in each case is validly existing and in good standing under the laws of the jurisdiction of its incorporation, amalgamation or formation, as the case may be;

(b)	has all requisite corporate, partnership or other power, as applicable, necessary to own its assets and carry on its business as now being conducted; and

(c)	is qualified to do business in all jurisdictions in which the nature of the business conducted by it makes such qualification necessary and where failure to so qualify would have a Material Adverse Effect.

(d)	Neither any Seller nor the Guarantor is subject to any Insolvency Event, nor insolvent within the meaning of the Insolvency Statutes and no Seller will be rendered insolvent (within the meaning of any Insolvency Statute) by entering into any Purchase Document and performing its obligations hereunder or thereunder. No Seller has entered into any Purchase Document with the intention of defeating, hindering, delaying or defrauding creditors or others of their claims against a Seller, nor preferring any creditor over any other creditor, nor for any other purpose relating in any way to the claims of creditors or others against a Seller.

6.2	Authorization and Validity

Each Seller and the Guarantor has all necessary power, capacity and legal right to execute, deliver and perform its obligations under the Purchase Documents to which it is a party, has duly authorized, by all necessary action, the execution, delivery and performance of its obligations under the Purchase Documents to which it is a party and has duly and validly executed and delivered the Purchase Documents to which it is a party. The obligations of each Seller and the Guarantor under the Purchase Documents to which it is a party constitute legal, valid and binding obligations of such Seller and the Guarantor, subject to applicable bankruptcy, insolvency, reorganization, winding-up, moratorium and other laws of general application affecting the rights of creditors.

6.3	No Breach

The execution and delivery by each Seller and the Guarantor of the Purchase Documents to which it is a party, the performance of its obligations thereunder and the sales of Receivables hereunder do not conflict with, result in a breach of or require any consent under, (A) the constitutive documents, partnership agreement or by-laws of such Seller or the Guarantor, as applicable, (B) any Applicable Law, (C) any contractual restriction binding on or affecting any Seller, the Guarantor or its property (including with respect to any Eligible Receivable); (D) the Syndicated Credit Agreement; (E) the Note Agreements, or (F) any order, writ, judgment, award, injunction or decree binding on or affecting such Seller or its property (including any Eligible Receivable).

6.4	Approvals

No authorization, approval or consent of, nor any filing or registration with, any governmental or regulatory authority or agency, is necessary for the execution, delivery or performance by each Seller and the Guarantor of the Purchase Documents or to ensure the legality, validity or enforceability thereof, except for notifications, filings or registrations required for the perfection of the sales and assignments contemplated hereby. No PPSA financing statement (or comparable registration or filing) or other instrument similar in effect covering any Eligible Receivables or any other assets forming part of any Purchased Receivable is on file in any filing office or system or recorded in any recording office or system, except those filed in favour of the Purchaser relating to this Agreement, and no competing notice of assignment or payment instruction or other notice inconsistent with the transactions contemplated in this Agreement is in effect with respect to the Obligors.

6.5	Compliance with Laws and Permits

Each Seller and the Guarantor is in compliance with all Applicable Laws except where non-compliance would not have a Material Adverse Effect, provided that each Seller and the Guarantor is in compliance with ABTL Laws in all respects. Each Seller and the Guarantor holds all material permits, licenses, approvals, consents and other authorizations required under all such laws and regulations to own its assets and to carry on its business as now being conducted, except where non-compliance would not have a Material Adverse Effect.

6.6	Litigation

There is no pending (or, to its knowledge, threatened) action, proceeding, investigation, litigation or injunction, writ or restraining order affecting any Seller, the Guarantor or any of their respective Affiliates, properties or rights before any court, governmental entity or arbitrator which, when considered individually or together, could reasonably be expected to result in a Material Adverse Effect, and neither any Seller nor the Guarantor is currently the subject of, and neither Seller and no Guarantor has any present intention of taking any action to commence, an Insolvency Event applicable to a Seller or the Guarantor.

6.7	Taxes

Each Seller and the Guarantor has filed all income Tax returns and all other material Tax returns and paid all taxes and made all remittances in respect of Taxes that are required to be filed or paid or remitted by it.

6.8	[Intentionally Deleted]

6.9	No Material Adverse Change

There exists no event which has had, or is reasonably likely to result in, a Material Adverse Effect since the date of the most recently available audited annual and unaudited quarterly financial statements of the Guarantor.

6.10	Financial Statements; True and Complete Disclosure

All financial statements made available by the Guarantor on SEDAR fairly reflect, as of the dates thereof, the financial condition of the entities referred to therein and the results of operations for the periods covered thereby and have been prepared in accordance with GAAP.

6.11	Corporate Information

The jurisdiction of incorporation, formation or organization and the addresses of the registered office and the chief executive office of each Seller and the Guarantor are set out in Schedule “B”. Each Seller is a subsidiary or Affiliate of the Guarantor. Neither any of the Sellers nor the Guarantor has changed its name during the 12-month period preceding the date of this Agreement.

6.12	Purchased Receivables

(a)	The information and statements contained in any Purchase Request (including, for greater certainty, any appendices attached thereto) are true and accurate in all material respects at the time of delivery of such request to the Purchaser and at the time of each purchase.

(b)	Each Receivable included in a Purchase Request is an Eligible Receivable and has not (in whole or in part) previously been subject to a Purchase Request.

(c)	To the best of each Seller’s knowledge, each of the invoices submitted to the Purchaser in respect of an Eligible Receivable is true and correct in all material respects as of such invoice date and Due Date and does not omit to state a fact necessary in order to make the information contained therein, in light of the circumstances under which they were made, not materially misleading.

(d)	The applicable Obligor is not subject to an Insolvency Event at the time of any Purchase Request.

(e)	Each Purchased Receivable will, unless agreed to by the Purchaser, be invoiced in accordance with the Seller’s ordinary course billing practices.

(f)	The applicable Seller's representations and warranties in respect of each Purchased Receivable shall be deemed to extend to the Purchased Receivable as adjusted from time to time, including any increase in the amount of the underlying invoice. Without limiting the foregoing, each Seller represents and warrants that any such adjustment has been made in the ordinary course of business, is consistent with the terms of the underlying Contract, and to the best of each Seller’s knowledge does not give rise to any defence, set-off, or counterclaim by the applicable Obligor.

6.13	Review

Each Seller and the Guarantor has discussed and reviewed this Agreement with its accountants and legal counsel and each Seller and the Guarantor is not relying upon oral or other representations or statements in consistent with the terms and provisions of this Agreement.

6.14	Credit Agreement

The Syndicated Credit Agreement does not prohibit or otherwise restrict the transactions contemplated by this Agreement. Neither any Seller nor the Guarantor has granted any security interest in favour of the agent and/or any lender under such credit agreement.

6.15	Note Agreements

The Note Agreements do not prohibit or otherwise restrict the transactions contemplated by this Agreement. Neither any Seller nor the Guarantor has granted any security interest in favour of NYL Investors LLC, PGIM, Inc. or any agent or purchaser under such agreements.

7 – Covenants

Until the later of the date on which this Agreement is terminated and the date that all amounts owing to the Purchaser in respect of all of the Purchased Receivables have been paid and all other amounts owing to the Purchaser in connection with the Purchase Documents have been paid, each Seller and the Guarantor covenants with the Purchaser as follows:

7.1	General Covenants

(a)	Contracts. Each Seller, at its expense, shall (i) timely and fully perform in all material respects all terms, covenants and other provisions required to be performed by it under the Contracts and (ii) use its commercially reasonable efforts to compel the counterparties to such Contracts to timely and fully perform in all material respects all terms, covenants and provisions required to be performed by such counterparties under such Contracts.

(b)	Existence, Location and Legal Name. Each Seller and the Guarantor will (i) comply in all material respects with all Applicable Laws and (ii) preserve and maintain its organizational existence, rights, franchises, qualifications, and privileges in the jurisdiction of its organization. Neither any Seller nor the Guarantor will change its jurisdiction of organization and each Seller and the Guarantor will keep the location of its chief executive office, registered office, principal place of business and the office where it keeps its records concerning Eligible Receivables and all other assets forming part of any Purchased Receivables or Related Rights at the address set forth in Schedule “B” attached hereto or, in each case, upon ten (10) Business Days’ prior written notice to the Purchaser, at any other locations in jurisdictions where all actions reasonably requested by the Purchaser or otherwise necessary to protect, perfect and maintain the Purchaser’s interest in the Purchased Receivables and Related Rights have been taken and completed. Neither any Seller nor the Guarantor will change its legal name except upon ten (10) Business Days’ prior written notice to the Purchaser.

(c)	Books and Records. Each Seller will maintain accurate books and accounts with respect to all Eligible Receivables, Purchased Receivables and Related Rights. Each Seller shall maintain and implement administrative and operating procedures (including, without limitation, an ability to recreate records evidencing the Purchased Receivables, invoices and related Contracts in the event of the destruction of the originals thereof), and keep and maintain all documents, books, records and other information reasonably necessary or advisable for collecting all Purchased Receivables (including, without limitation, records adequate to permit the daily identification of each Purchased Receivable and all Collections of and adjustments to each existing Purchased Receivable).

(d)	Sales, Liens and Debt. Each Seller will not sell, assign (by operation of law or otherwise) or otherwise dispose of, or create or suffer to exist any Adverse Claim upon or with respect to, any Purchased Receivable or Related Right (including, without limitation on or with respect to any deposit or other account to which any Collections of any Purchased Receivable are sent), or assign any right to receive income in respect thereof except the interests in favour of the Purchaser.

(e)	Audits and Visits. Upon the request by the Purchaser, each Seller will, during business hours on a Business Day, permit the Purchaser or its agents or representatives, (i) on a confidential basis, to examine and make copies of and abstracts from all books, records and documents (including electronic records and documents) in its possession or under its control relating to any Purchased Receivables and any Related Rights (including with respect to any Contracts), and (ii) to visit its offices and properties for the purpose of examining and auditing such materials described in clause (i) above, and to discuss matters relating to any Purchased Receivables and Related Rights or a Seller’s performance hereunder or under the related Contracts with any of its officers or employees having knowledge of such matters (an “Audit”), provided that, only one such Audit in any calendar year shall be performed at the Seller’s expense and all other Audits shall be performed at the expense of the Purchaser.

(f)	Accounting Treatment. Each Seller will make all disclosures required by any Applicable Law with respect to the sale of the Purchased Receivables to the Purchaser and account for such sale in accordance with GAAP, as applicable, then in effect.

(g)	Ownership Etc. Each Seller shall, at its own expense, take all actions necessary or desirable to establish and maintain a valid and enforceable first priority perfected ownership interest in each Purchased Receivable and all Related Rights, free and clear of any Adverse Claim, other than Liens in favour of the Purchaser, including, without limitation, executing, delivering and registering all PPSA financing statements and taking such other action to perfect, protect or more fully evidence the Purchaser’s ownership interest in each Purchased Receivable and all Related Rights, or to enable the Purchaser to exercise or enforce any of its rights hereunder.

(h)	Legal Compliance. Each Seller and the Guarantor shall comply in all material respects with the requirements of all Applicable Laws applicable to it and its business and assets, except to the extent that the failure to comply would not reasonably be expected to have a Material Adverse Effect, provided that it will comply with ABTL Laws in all respects.

(i)	Payment of Taxes. Each Seller and the Guarantor shall pay and discharge all Taxes and make all remittances in respect of all Taxes collected on behalf of tax authorities, except for any such Tax the non-payment of which would not reasonably be expected to have a Material Adverse Effect.

(j)	Not Adversely Affect the Purchaser’s Rights. Each Seller and the Guarantor will refrain from any act or omission that might prejudice or limit the Purchaser’s rights under any Purchased Receivables or Related Rights or the ability of the Purchaser to enforce such rights. Without limiting the foregoing, each Seller will not make any Adjustment or modifications or amendments to any Purchased Receivable or related Contract which would extend the Due Date of a Purchased Receivable or would adversely affect the collectability of the same without the prior written consent of the Purchaser. A Seller may, however, make an Adjustment or a modification which reduces the amount of a Purchased Receivable, but, in such case, the amount of the reduction will be deemed to have been collected by such Seller on the Business Day immediately preceding the Settlement Date of such Receivable and Section 5.4 will apply to such deemed collections.

(k)	Adjustments. The amount of any Purchased Receivable will not be increased by an amount in excess of ten percent (10%) of the Receivable Amount.

7.2	Further Assurances

Each Seller and the Guarantor will, at its expense, promptly execute and deliver all further instruments and documents, and take all further action that the Purchaser may reasonably request, from time to time, in order to perfect, protect or more fully evidence the sale of full and complete ownership of each Purchased Receivable and all Related Rights to the Purchaser, and/or to enable the Purchaser to exercise or enforce the rights of the Purchaser hereunder or with respect to the Purchased Receivables and all Related Rights.

7.3	Collection of Receivables

After termination of the appointment of a Seller as a Servicer, such Seller, will at the request of the Purchaser, take all reasonable action to facilitate the collection by the Purchaser (or for its account) of all applicable outstanding Purchased Receivables.

8– Intentionally Deleted

9– Reporting Requirement

9.1	Reporting from Time to Time

(a)	The applicable Seller will notify the Purchaser promptly:

(i)	after becoming aware thereof, of any Insolvency Event with respect to itself or any Obligor of a Purchased Receivable;

(ii)	after becoming aware thereof, of any request for Adjustment by an Obligor under a Purchased Receivable, of any Dispute with respect to a Purchased Receivable or of the occurrence of any event concerning an Obligor which would reasonably be expected to materially and adversely affect the collectability of any Purchased Receivable; and

(iii)	of any material information with respect to any Purchased Receivable that the Purchaser may reasonably request.

(b)	The Guarantor shall, as soon as practicable and in any event within 90 days after each fiscal year-end of the Guarantor, ensure that its audited annual consolidated financial statements as at such fiscal year-end be available on SEDAR, such audited annual consolidated financial statements of the Guarantor to be in accordance with GAAP, as applicable to the Guarantor, then in effect, and accompanying such audited annual consolidated financial statements shall be a report thereon by an independent auditors of recognized standing confirming, without qualification, that such financial statements have been prepared in accordance with GAAP, as applicable to the Guarantor, then in effect, and, copies of such auditors’ recommendations, if any;

(c)	The Guarantor shall, as soon as practicable and in any event within 45 days after each fiscal quarter end of the Guarantor, make available on SEDAR its quarterly unaudited consolidated financial statements as at such fiscal quarter end, such unaudited quarterly consolidated financial statements of the Guarantor to be in accordance with GAAP, as applicable to the Guarantor, then in effect; and

(d)	Upon the reasonable request from the Purchaser, the applicable Seller will deliver to the Purchaser any document listed in the definition of Related Rights relating to any Purchased Receivable.

10– Repurchase of Receivables

10.1	Mandatory Repurchase Events

If:

(i)	any Purchased Receivable was not an Eligible Receivable owing by an Eligible Obligor on the relevant Purchase Date; or

(ii)	any representation or warranty made by a Seller in Section 6.12 was incorrect as of the related Purchase Date, or the applicable Seller is in breach of its representations and warranties in a Purchase Document or of its covenants and other obligations thereunder, and such breach materially and adversely impacts the value or collectability of a Purchased Receivable; or

(iii)	the Obligor has objected to making payment of the Purchased Receivable on the grounds of an alleged Adjustment or a Dispute; or

(iv)	the sale by the Seller to the Purchaser of a Purchased Receivable is determined to be invalid, void or otherwise unenforceable,

then the applicable Seller will, if requested by the Purchaser, repurchase such Purchased Receivable within five (5) Business Days of demand therefor from the Purchaser (the “Mandatory Repurchase Date”) applicable to that Receivable (the “repurchase date”), provided that, for the avoidance of doubt, the non-payment or any objection to making payment of a Purchased Receivable as a result of the insolvency, bankruptcy, lack of creditworthiness (including an Insolvency Event) of the Obligor concerned will not be considered an Adjustment, a Dispute or a breach described in clause (iii) above, and accordingly will not give rise to any repurchase right by the Purchaser hereunder.

10.2	Option to Repurchase

If a Servicer (for so long as a Seller is such Servicer) has been terminated by the Purchaser in accordance with Section 5.5, the applicable Seller shall have the option (but not the obligation) to repurchase any related outstanding Purchased Receivables then owned by the Purchaser. If a Seller elects to repurchase the Purchased Receivables, it will notify the Purchaser so in writing (a “Repurchase Notice”) no later than the third Business Day following the date that it received the Servicer Termination Notice. The Repurchase Notice will indicate the date of repurchase (the “Optional Repurchase Date”), which will be the day that is no later than the fourth (4th) Business Day following the date that the Repurchase Notice was delivered by a Seller.

10.3	Repurchase Price and Conditions

(a)	The repurchase price for any Purchased Receivable will be equal to the Receivable Amount of such Purchased Receivable (net of Adjustments taken into account to determine such Receivable Amount but including any Taxes included in such Receivable Amount) or, as the case may be, any portion thereof which has not then been received by the Purchaser, plus interest from the Settlement Date of such Receivable at the rate specified in Section 3.2 (except if the repurchase price has been paid on or before such date);

(b)	The repurchase price will be payable by the applicable Seller to the Purchaser on the Optional Repurchase Date or the Mandatory Repurchase Date, as applicable. Upon payment of the repurchase price, the Purchaser will be deemed to have (i) reassigned and transferred to the applicable Seller the related Purchased Receivable and Related Rights, and (ii) represented and warranted to the applicable Seller that it has the authority to make such sale and reassignment and that such Purchased Receivable and Related Rights have not been assigned or otherwise encumbered by any Adverse Claim.

11 – Indemnities, Taxes and Costs

11.1	Indemnity

(a)	Without prejudice to any other rights of the Purchaser hereunder or under any Applicable Law, each Seller hereby agrees to indemnify the Purchaser upon demand and to hold the Purchaser harmless from and against any loss, liability, claim, action, damage, payment cost, charge or expense (including, without limitation, all reasonable legal fees and disbursements) awarded against or incurred by it (but excluding any indirect, incidental, consequential, exemplary or punitive damages), as a result of the occurrence of any of the following:

(i)	any representation or warranty made by such Seller under or in connection with this Agreement is incorrect in any material respect as of the date made or deemed to be made (except with respect to the Purchased Receivables in Section 6.12);

(ii)	the failure by such Seller (including in its capacity as a Servicer) to perform any of its covenants or obligations under any Purchase Document;

(iii)	the failure to vest in the Purchaser a perfected security interest (within the meaning of any PPSA) in each Purchased Receivable and Related Rights in respect thereof free and clear of any Adverse Claims of any kind or nature whatsoever (other than those granted under this Agreement);

(iv)	the enforcement or preservation of the Purchaser’s rights under this Agreement;

(v)	the commingling by a Seller (including in its capacity as a Servicer) of Collections at any time with other funds of such Seller or any other Person;

(vi)	any deemed collections permitted under Section 7.1(j); and

(vii)	any claim brought by any Person arising from the Sellers’ collection activities.

(b)	Without prejudice to any other rights of the Purchaser hereunder or under any Applicable Law, the Guarantor hereby agrees to indemnify the Purchaser upon demand and to hold the Purchaser harmless from and against any loss, liability, claim, action, damage, payment cost, charge or expense (including, without limitation, all reasonable legal fees and disbursements) awarded against or incurred by it (but excluding any indirect, incidental, consequential, exemplary or punitive damages), as a result of the occurrence of any of the following:

(i)	any representation or warranty made by the Guarantor under or in connection with this Agreement is incorrect in any material respect as of the date made or deemed to be made;

(ii)	the failure by the Guarantor to perform any of its covenants or obligations under any Purchase Document; and

(iii)	the enforcement or preservation of the Purchaser’s rights under this Agreement.

11.2	Taxes

If, after the date of this Agreement, any Taxes, exclusive of income tax or large corporation or capital tax, are imposed by governmental authorities in respect of any payments made to or by the Purchaser pursuant to this Agreement, or in respect of any purchase or fees hereunder or if the Purchaser is required to withhold or pay the amount of such Taxes, the Sellers will indemnify the Purchaser in respect of such Taxes, and any amount which the Purchaser may be required to withhold or pay on account of such Taxes will be reimbursed to the Purchaser on demand with interest from the date of such payment at the rate specified in Section 3.2.

11.3	Costs and Expenses

The Sellers will pay on demand all reasonable costs and expenses (including reasonable legal or other professional fees) incurred by the Purchaser in connection with the preparation, negotiation, closing and administration of the Purchase Documents and the exercise or enforcement against any Seller of the rights, powers, remedies of the Purchaser under the Purchase Documents.

12 – JOINT AND SEVERAL LIABILITY OF THE SELLERS

12.1	Nature of Liability

Unless otherwise agreed to by the Purchaser in writing on case-by-case basis with respect to each new individual Seller, each Seller will be at all times jointly and severally liable for the payment and other performance of all obligations of any other Seller under this Agreement and any other Purchase Document. Each Seller will be liable to the Purchaser in the same manner and with the same force as if it had been the primary obligor of all such obligations of such other Seller. In particular, but without limitation, unless the Purchaser has agreed otherwise in writing as set out above, each Seller will be liable to pay on the due date any amount owing by any other Seller to the Purchaser hereunder or under any other Purchase Document (in the currency of such amount), without notice or demand and without any requirement that such Seller be notified or informed of the time or manner of the transactions hereunder between any other Seller and the Purchaser.

12.2	Absolute Liability

The liability of each Seller under Section 12.1 will not be released, reduced or otherwise diminished by reason of any waiver or extension granted by the Purchaser to any Seller or any derogation or modification to the provisions of the Purchase Documents made without the consent of or notice to the first-mentioned Seller or by reason of any release of or any stay of proceedings against any Seller pursuant to any law relating to bankruptcy, insolvency, restructuration or affecting creditors’ rights or by reason of any circumstance which might otherwise constitute a defence available to, or a discharge of, a guarantor.

12.3	Subrogation

A Seller will not exercise any subrogation right by reason of a payment or other performance made pursuant to Section 12.1 until termination of this Agreement and full performance of all obligations of each Seller to the Purchaser outstanding after such termination (including the payment in full of all amounts payable by each Seller to the Purchaser).

13- Guarantee

13.1	Guarantee

(a)	The Guarantor hereby, unconditionally and irrevocably, guarantees the due and punctual payment, performance and observance by each Seller, including in its capacity as a Servicer (such Sellers, together with their respective successors and assigns, collectively, the “Covered Entities”, and each, a “Covered Entity”) of the terms, covenants, indemnities, conditions, agreements, undertakings, liabilities and obligations on the part of such Covered Entity to be performed or observed by it under each Purchase Document to which such Covered Entity is a party, including, without limitation, any agreement or obligation of such Covered Entity to pay any indemnity or make any payment in respect of any applicable adjustment, dispute or repurchase obligation under any such Purchase Document, in each case on the terms and subject to the conditions set forth in the applicable Purchase Documents as the same shall be amended, restated, supplemented or otherwise modified and in effect from time to time (all such terms, covenants, indemnities, conditions, agreements, undertakings and obligations on the part of the Covered Entities to be paid, performed or observed by them being collectively called the “Guaranteed Obligations”).

(b)	Without limiting the generality of the foregoing, the Guarantor agrees that if any Covered Entity shall fail in any manner whatsoever to perform or observe any of its Guaranteed Obligations when the same shall be required to be performed or observed under any applicable Purchase Document, then the Guarantor will itself duly and punctually perform or observe any of such Guaranteed Obligations or cause to be performed or observed such Guaranteed Obligations.

(c)	It shall not be a condition to the accrual of the obligation of the Guarantor hereunder to cause to be performed or observed any Guaranteed Obligation that the Purchaser or any other Person shall have first made any request of or demand upon or given any notice to the Guarantor, any Covered Entity or any of their respective successors and assigns or have initiated any action or proceeding against the Guarantor, any Covered Entity or any of their respective successors and assigns in respect thereof. The Purchaser may proceed to enforce the obligations of the Guarantor hereunder without first pursuing or exhausting any right or remedy which the Purchaser may have against any Covered Entity.

(d)	The Guarantor agrees that its obligations hereunder shall be irrevocable.

(e)	It is expressly acknowledged that this guarantee is a guarantee of performance only and is not a guarantee of the payment of any Purchased Receivables and there shall be no recourse to the Guarantor (i) for any losses that the Purchaser may sustain in respect of non-payment or delay in payment of any Purchased Receivables beyond the Guaranteed Obligations, or (ii) for any Guaranteed Obligations the payment of which could otherwise constitute recourse to the Guarantor or any Covered Entity for uncollectible Purchased Receivables.

13.2	Obligations Absolute

The liability of the Guarantor hereunder is absolute and unconditional and is not affected by:

(i)	any lack of validity or enforceability of this Agreement or any other Purchase Document;

(ii)	any impossibility, impracticability, frustration of purpose, illegality, force majeure or act of governmental authority;

(iii)	the bankruptcy, winding-up, liquidation, dissolution, arrangement, insolvency or other similar proceeding affecting any Covered Entity or any other Person, the amalgamation of or any change in the status, function, control or ownership of any Covered Entity or any other Person;

(iv)	any lack or limitation of power, incapacity or disability on the part of any Covered Entity or of the directors, partners or agents thereof or any other irregularity, defect or informality on the part of any Covered Entity in its Guaranteed Obligations; or

(v)	any other law, regulation or other circumstance that might otherwise constitute a defence available to, or a discharge of, a Seller in respect of any or all of the Guaranteed Obligations.

13.3	No Release

The liability of the Guarantor hereunder is not released, discharged, limited or in any way affected by anything done, suffered or permitted by the Purchaser or any Covered Entity in connection with any duties or liabilities of any Covered Entity to the Purchaser under any of the Purchase Documents, except for any such action constituting negligence or willful misconduct of the Purchaser. Without limiting the generality of the foregoing and without releasing, discharging, limiting or otherwise affecting in whole or in part the liability of the Guarantor under Section 13.1, without obtaining the consent of but on reasonable prior notice to the Guarantor (provided that any failure to provide such notice shall not limit or otherwise affect in whole or in part the liability of the Guarantor hereunder), the Purchaser may, subject to the terms of this Agreement:

(a)	discontinue, reduce, increase or otherwise vary the purchase limit of each Seller in any manner whatsoever;

(b)	make any change in the time, manner or place of payment under, or in any other term of, any Purchase Document or the failure on the part of any Covered Entity to carry out any of the Guaranteed Obligations under any Purchase Document;

(c)	grant time, renewals, extensions, indulgences, releases and discharges to any Covered Entity;

(d)	accept compromises from any Covered Entity; and

(e)	otherwise deal with each Covered Entity and all other Persons as the Purchaser may see fit.

13.4	No Exhaustion of Remedies

The Purchaser is not bound nor obligated to exhaust their recourse against any Covered Entity or other Person, or take any other action before being entitled to demand payment from the Guarantor hereunder.

13.5	Prima Facie Evidence

Any account settled or stated in writing by or between the Purchaser and a Covered Entity or the Guarantor will be, in the absence of manifest error, prima facie evidence that the balance or amount thereof appearing due to the Purchaser is so due.

13.6	No Set-Off

In any claim by the Purchaser against the Guarantor, the Guarantor may not assert any set-off or counterclaim that the Guarantor may have against the Purchaser.

13.7	Continuing Guarantee

The Guaranteed Obligations of the Guarantor hereunder will constitute and be continuing obligations and will apply to the due and punctual payment, performance and observance by each Seller of all of its obligations under any of the Purchase Documents. The Guaranteed Obligations of the Guarantor hereunder will continue to be effective even if at any time any payment or performance of any of the Guaranteed Obligations is rendered unenforceable or is rescinded or, if it involves a payment must otherwise be returned by the recipient of such payment, upon the occurrence of any action or event including the insolvency, bankruptcy or reorganization of any Covered Entity or otherwise, all as though such payment or performance had not been made.

13.8	Waivers by Guarantor

The Guarantor hereby irrevocably waives acceptance hereof, presentation, demand, protest and any notice (other than as set out in this Agreement), as well as any requirement that at any time any action be taken by any Person against the Guarantor, any Covered Entity or any other Person.

13.9	Demand

The Guarantor will make payment, or perform or cause the performance of, the Guaranteed Obligations to the Purchaser forthwith after demand therefor is made to it by the Purchaser.

14- Miscellaneous

14.1	Set-Off

Each Seller agrees that, unless such Seller notifies the Purchaser in writing that it shall pay on the date when due any amounts due under this Agreement and in the event that such Seller fails to make such payment to the Purchaser in immediately available funds on the date that such payment is due, such Seller hereby irrevocably authorizes the Purchaser, without further notice to such Seller, to set-off such amounts owing to such Seller pursuant to this Agreement on or after such due date (but without prejudicing or diminishing the Purchaser’s rights of recourse to such Seller if any such set-off is an insufficient remedy).

14.2	Records

The Purchaser will keep records evidencing the calculations made and the amounts payable pursuant to this Agreement. Absent manifest error, calculations and determination of amounts payable made by the Purchaser will be deemed to be accurate.

14.3	Assignments and Participations

(a)	This Agreement shall be binding upon and inure to the benefit of each of the Sellers (including in its capacity as servicer) and the Purchaser and their respective successors and permitted assigns, except that the Sellers (including in its capacity as Servicer) may not assign or transfer any of its rights or obligations under this Agreement without the prior written consent of the Purchaser.

(b)	The Purchaser may, without the consent of any Seller, at any time sell to one or more banks, financial institutions or other entities (each, a “Participant”) participating interests in any of the Purchaser’s Purchased Receivables and Related Rights, or any related interest of the Purchaser hereunder. In the event of any such sale by the Purchaser of a participating interest to a Participant, except as otherwise provided herein, the Purchaser's obligations under this Agreement to the other Parties to this Agreement shall remain unchanged, the Purchaser shall remain solely responsible for the performance thereof, the Purchaser shall remain the holder of any such Purchased Receivables and Related Rights for all purposes under this Agreement, and the Sellers shall continue to deal solely and directly with the Purchaser in connection with such Purchaser's rights and obligations under this Agreement.

(c)	The Purchaser may, in accordance with Applicable Law, at any time and from time to time assign to any other Person all or any part of its rights and obligations under this Agreement and any Purchased Receivables and Related Rights then owned by it.

14.4	No Waiver

The omission by a party to exercise any of its rights will not be deemed to be a waiver of the exercise of any such right subsequently. The omission by a party to notify the other party of a default by such other party in the performance of its obligations hereunder will not be deemed to be a waiver of such default.

14.5	Electronic Communications

(a)	In this Section (i) “electronic communication” means any communication by telephone, internet, email, or other technological method, and (ii) “instruction” means instructions, including orders or instructions to make a payment, debit or credit.

(b)	Any electronic communication (including any instruction or document contained therein and including any Purchase Request delivered electronically) which purports to have been received by the Purchaser from a Seller will conclusively be deemed to have been authorized by such Seller and to be genuine, unless the Purchaser has reason to believe that the communication did not originate from an authorized representative of such Seller.

(c)	The Purchaser is authorized (but not required) to record and retain the electronic communications of each Seller with the Purchaser. Such recordings may be used as evidence in the event of disagreement between the Purchaser and any Seller, or in any legal or administrative proceedings to which the Purchaser may be party.

14.6	Confidentiality

The Purchaser and the Sellers will keep the contents of this Agreement and the information relating thereto confidential except to the extent necessary to exercise or enforce their rights hereunder or under any transaction contemplated hereby and except for disclosure required for due diligence purposes. Notwithstanding the foregoing, each Seller hereby authorizes the Purchaser to disclose information received by the Purchaser under or in connection with this Agreement (i) to the Purchaser’s successors and assigns; (ii) to any Affiliate or subsidiary of the Purchaser; (iii) to the Purchaser’s sub-contractors, agents, service providers or professional advisors; (iv) to any rating agency, insurer or other provider of credit protection to the Purchaser, (v) to any Person to whom the Purchaser may sub-participate any of its risks or rewards under this Agreement; (vi) as required by Applicable Laws or to any court or regulatory authorities., supervisory or governmental authority; or (vii) to a central bank; provided that in the case of disclosure under (i), (ii), (iii), (iv) or (v), the Person to whom the disclosure is to be made shall be bound to keep that information confidential and use it only for the purpose for which it has been disclosed. The disclosure rights of the Purchaser under this Section 14.6 are in addition to any the Purchaser may have under any other agreement with a Seller or under Applicable Law.

14.7	Joinder of Additional Sellers

At any time prior to the termination of the appointment of the Sellers as Servicers, with the written consent of the Purchaser in its sole and absolute discretion, one or more additional subsidiaries or Affiliates of FirstService Corporation may join this Agreement as an Additional Seller by delivering to the Purchaser a Joinder in the form of Schedule “C” hereto (the “Joinder Agreement”) along with fulfilling to the satisfaction of the Purchaser the conditions precedent set out in the Joinder Agreement. Upon confirmation by the Purchaser of such fulfillment, any such subsidiary will become an Additional Seller hereunder and will have the rights, duties and obligations of a Seller in all respects.

14.8	Termination

Any party may terminate this Agreement at any time by providing the other parties with a notice of termination. In such case, this Agreement will terminate on the date of the giving of such notice. However, this Agreement will remain in effect with respect any event or circumstance having occurred prior to such termination and with respect to Purchased Receivables outstanding on the date the notice is given until the Purchaser has received payment in full of all such Purchased Receivables and all other amounts, if any, payable in connection with said Purchased Receivables.

14.9	Counterparts

This Agreement may be executed in any number of counterparts and by different parties hereto in separate counterparts and any full set of such separate counterparts will constitute an original copy of this Agreement. Delivery by any party of an executed counterpart of a signature page to this Agreement by electronic mail or DocuSign will be as effective as delivery by such party of a manually executed counterpart of this Agreement.

15 – Notices and communications

15.1	Sending of Notices

Unless otherwise provided, any notice or communication to be given to a party in connection with this Agreement will be given in writing and will be given by personal delivery, by a reputable delivery service, by or by electronic mail (or by another technological method agreed to by the parties), addressed to the recipient at its address specified opposite its name on the signature pages of this Agreement or at such other address as may be notified by such party to the others pursuant to this Article.

15.2	Receipt of Notices

Any notice or communication given by personal delivery or by a delivery service will be conclusively deemed to have been given at the time of such delivery and, if given by electronic mail (or other technological method agreed to by the parties), on the day of transmittal if before 3:00 p.m. on a Business Day, or on the following Business Day if such transmission occurs on a day which is not a Business Day or after 3:00 p.m. on a Business Day. If the electronic transmission system suffers any interruptions by way of a strike, slow-down, a force majeure, or any other cause, a party giving a notice must do so using another means of communication not affected by the disruption.

[Remainder of page intentionally left blank.]

IN WITNESS WHEREOF the parties have caused this Agreement to be duly executed as of the date and year first above written.

Address: 110 Matheson Boulevard West Suite 210 Mississauga, Ontario L5R 4G7 Email: [redacted]	FIRSTONSITE RESTORATION LIMITED, as Initial Seller Per: “Jeremy Rakusin”__________________________ Name: Jeremy Rakusin Title: Director
Address: 1255 Bay Street, Suite 600 Toronto, Ontario M5R 2A9 Email: [redacted]	FIRSTSERVICE CORPORATION, as Guarantor Per: “Jeremy Rakusin”__________________________ Name: Jeremy Rakusin Title: Chief Financial Officer
Address: 161 Bay Street, 7th Floor Toronto, Ontario M5J 2S8 Email: Mailbox. [redacted]

CANADIAN IMPERIAL BANK OF COMMERCE, as Purchaser

Per:  “Faizal Jiwa”______________________________

Name: Faizal Jiwa

Title: Managing Director and Head, Global Transaction Banking

Per:  “Fion Tong”_______________________________

Name: Fion Tong

Title: Executive Director, Trade Finance

[Uncommitted Receivables Purchase Agreement – Signature Page]

Schedule "A"
Purchase Request

To: CANADIAN IMPERIAL BANK OF COMMERCE (the “Bank”)	[Date]

Pursuant to the Receivables Purchase Agreement (the “Agreement”) dated April 10, 2026 between ourselves and the Bank, we request that the Bank purchase from us the Receivables described in the list attached hereto as Appendix 1[1] and owed to us by the Obligors named in the list and that the purchase take place on [Note: insert the proposed purchase date]. Capitalized terms used in this request have the meaning given to them in the Agreement.

Payment Instructions

We request that you effect payment of the Purchase Price (namely, the discounted amount of the Receivables), by crediting our account number ______________ with ______________.

[Note: See Section 4.3 for account details]

Assignment

Upon payment of the Purchase Price, the amount and calculation of which is set out in Appendix 1 attached hereto, the above Receivables and any Related Rights will be automatically sold and assigned to the Bank without the need for any further action or assignment.

Representation and Warranties

We represent and warrant to the Bank that (i) the Receivables that are the subject to this Purchase Request are and will be, on the date of their purchase, Eligible Receivables owed by Eligible Obligors, (ii) we are in compliance with all of our covenants and other obligations under the Agreement, (iii) the representations and warranties applicable to us in Article 6 of the Agreement are still true and accurate, (iv) no Insolvency Event has occurred and is continuing with respect to us, and (v) the conditions precedent set forth in Section 2.3 with respect to the related purchase will be, on the date of the purchase, satisfied.

* * *

Please advise us of your acceptance of this request by 1.00 p.m. on the proposed purchase date specified above.

[SELLER]

Per:

1 The list must include, for each Receivable, the name of the Seller, the name of the Obligor, the Receivable Amount, the invoice number (for invoiced Receivables), the Due Date, the Buffer Period, the Extended Due Date, the Settlement Date, the Discounting Period, the Credit Adjustment Spread, the Applicable Margin and whether the Discount Rate will be based on Adjusted Term CORRA or Adjusted Term SOFR.

ACCEPTANCE:                   We accept the above request.

CANADIAN IMPERIAL BANK OF COMMERCE

Per:

Per:

Appendix 1 to Purchase Request

LIST OF RECEIVABLES AND CALCULATION OF PURCHASE PRICE

See attached.

Schedule "B"
CORPORATE INFORMATION

Seller’s Name	Jurisdiction of incorporation or organization	Address of Chief Executive Office	Address of Registered Office
FirstOnsite Restoration Limited	Nova Scotia	110 Matheson Boulevard West, Suite 210, Mississauga, Ontario L5R 4G7	1300-1969 Upper Water Street, McInnes Cooper Tower - Purdy's Wharf, Halifax, Nova Scotia, B3J 3R7

Schedule "C"
FORM OF JOINDER TO RECEIVABLES PURCHASE AGREEMENT

This JOINDER TO RECEIVABLES PURCHASE AGREEMENT dated as of ________ ___, 20___ (this "Joinder"), is between _________________, a ____________ (the “Additional Seller”) and Canadian Imperial Bank of Commerce, a Canadian bank (the “Purchaser”). Capitalized terms used and not defined herein have the meanings given to them in the Agreement (as defined below).

RECITALS

A - A Receivables Purchase Agreement dated April 10, 2026 (the “Agreement”) has been entered into between [Insert the names of all existing Sellers, including the name of any prior additional Seller], as Sellers (the “Existing Sellers”) and the Purchaser; and

B - The Additional Seller desires to be joined as a party to the Agreement;

NOW, THEREFORE, FOR VALUE RECEIVED, and in consideration of purchases of Receivables made or to be made from the Additional Seller and the Existing Sellers by the Purchaser from time to time, the Additional Seller hereby agrees as follows:

1.               The Additional Seller acknowledges and agrees that it is a “Seller” under the Agreement, effective upon the date set out in section 3 hereof. All references in the Agreement to the term “Seller” or “Sellers” will be deemed to include the Additional Seller. Without limiting the generality of the foregoing, the Additional Seller agrees to be bound by all provisions of the Agreement and repeats and reaffirms all covenants, representations and warranties made or given by a Seller in the Agreement.

2.               For purposes of Schedule “B” to the Agreement, the Additional Seller’s corporate information is as follows:

(a) Current and previous Names:	[ ]
(b) Jurisdiction of Incorporation or Organization:	[ ]
(c) Chief Executive Office:	[ ]
(d) Registered Office:	[ ]

3.               This Joinder will become effective on the date at which the Purchaser confirms to the Additional Seller that the Purchaser has received in respect of the Additional Seller the documents listed in section 2.2 of the Agreement, in form and substance satisfactory to the Purchaser.

4.               Any reference to the Agreement in any Purchase Document or other document or instrument making reference to same will be deemed to include a reference to this Joinder.

5.               This Joinder is governed by and must be construed in accordance with the laws of the Province of ___________ and the laws of Canada applicable therein.

IN WITNESS WHEREOF the parties have caused this Joinder to be duly executed as of the date and year first above written.

[●], as Additional Seller Per: ________________________________________
CANADIAN IMPERIAL BANK OF COMMERCE, as Purchaser Per: ________________________________________ Per: ________________________________________

CONFIRMATION BY THE EXISTING SELLERS

Each of the undersigned confirms its agreement that the Additional Seller become a Seller under the Agreement and the other Purchase Documents [and accordingly, but without limitation, that the joint and several liability of each Existing Seller under Article 12 of the Agreement will include all liabilities and obligations of the Additional Seller to the Purchaser under the Agreement and the other Purchase Documents.][2]

The undersigned [___] also confirms that the Additional Seller is a wholly-owned subsidiary of [___].

[●] as Seller

Per:  ________________________________________

[●], as Seller

Per:  ________________________________________

2 Note: To be updated based on joint and several treatment of additional and existing sellers.

SCHEDULE “D” DESIGNATED PURCHASER’S ACCOUNT

[redacted]

SCHEDULE “E” DESIGNATED SELLER’S ACCOUNTS

[redacted]